UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 27, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Generex Biotechnology Corporation

File No. 000-25169 - CF#24530

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Generex Biotechnology Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 16, 2006.

Based on representations by Generex Biotechnology Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.25	through October 16, 2014
Exhibit 10.26	through October 16, 2014
Exhibit 10.27	through October 16, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel